file 82-32b-82-2783

06017808

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Idaho Cobalt Project Feasibility Study Advancing Toward Completion

Vancouver, B.C., October 16, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce today that it's wholly owned subsidiary Formation Capital Corporation U.S. (FCC) has replaced Hatch Ltd. with Samuel Engineering, Inc., of Denver, to complete the definitive feasibility study on its 100% owned Idaho Cobalt Project (ICP). The completion of the study will remain under the continuing oversight of MTB Project Management Professionals, Inc., of Denver, and FCC's technical staff.

Samuel Engineering, Inc. (SE) is a multi-discipline, high performance team of over 90 engineering and design professionals who have worked together for the past 20 years on world class mining projects ranging in size from $15 million to $600 million. Specifically in the last 10 years, SE, as a company, has taken pride in its ability to provide solutions based engineering – whether the challenge relates to feasibility studies or detailed design, budget or aggressive schedule constraints, construction management or plant start-up.

Within the last two years SE has undertaken many successful feasibility studies around the globe. For example, SE recently completed an NI 43-101 compliant, definitive feasibility study for Canadian based Anatolia Minerals Development Limited, for their $125 million gold project located in Turkey. This study led to the very successful completion of first round financing and allowed for the advancement and exploration of ongoing mining activities. SE has also performed detailed engineering design, procurement, and construction management services world wide. One current project is Alaska Gold's Rock Creek Mining Facility in Nome, Alaska. Some of SE's current clients include Newmont Mining, Kennecott, Nova Gold, and Dominion Resources.

In addition, FCC has retained Grenvil Dunn with Hydromet Pty. Ltd. to provide direct oversight of the final stages of hydrometallurgical laboratory testing and to optimize flow sheets. Mr Dunn is a graduate from the University of Cape Town B.Sc. (Eng.) (Chem.) and has a long established career as a leading expert in the refining of nickel, copper and cobalt as well as platinum group metals. He has extensive experience in refinery management, process engineering and design, feasibility studies, plant upgrades, refurbishments and capacity increases as well as directing research and development projects. Mr. Dunn has worked directly with or as a consultant to various companies around the world including RT, Falconbridge, Avmin, First Quantum, Amplats, WMC and J&W on nickel/cobalt projects such as Forteleza de Minas in Brazil, Chambishi, Likasi, and Kolwezie in the DRC and various projects in Australia. Mr. Dunn is highly recognized and regarded as an expert in the hydrometallurgical industry.

During the past year, additional drilling and significant portions of the feasibility study on the ICP have been completed. This included work by Mine Development Associates, of Reno, Nevada; Telesto Solutions, Inc. of Fort Collins, Colorado; and Minefill Services, Inc., of Vancouver, British Columbia. As a result, the mining method has been optimized, the mine life has been extended, and improvements have been made to the hydrometallurgical flowsheets.

The definitive feasibility study is defined as a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development. The Qualified Person working directly on the feasibility study is Mr. Mike Irish, Manager of Metallurgy, P. Eng., M.S. Met. Eng.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
Chairman and C.E.O.

Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

COBALT ... THE ESSENTIAL ELEMENT

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